Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2022

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2022

___________________

___________________________

___________________

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$36,290	$13,148
Short term cash deposits	-	30,151
Restricted deposit	23	13
Trade receivables	9	270
Other accounts receivable and prepaid expenses	594	424
Inventories	1,356	1,081
Total current assets	38,272	45,087
Non-current assets:
Restricted deposit	189	213
Operating lease right-of-use assets	2,792	2,953
Property and equipment, net	2,925	2,728
Intangible assets, net	235	243
Total non-current assets	6,141	6,137
Total assets	$44,413	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade payables	$760	$1,034
Operating lease liabilities	477	519
Deferred revenues	-	32
Accrued liabilities and other	1,124	1,429
Total current liabilities	2,361	3,014
Non-current liabilities:
Operating lease liabilities	2,547	3,089
Total non-current liabilities	2,547	3,089
Total liabilities	4,908	6,103

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2022 and December 31, 2021; issued and outstanding: 11,086,481 and 10,772,024 ordinary shares as of June 30, 2022 and December 31, 2021, respectively	4,831	4,664
Additional paid in capital and warrants	116,585	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(80,942)	(72,797)
Total shareholders’ equity	39,505	45,121
Total liabilities and shareholders’ equity	$44,413	$51,224

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
Revenues	$132	$15,191	$66	$691
Cost of revenues	74	1,315	43	429
Gross Profit	58	13,876	23	262

Operating expenses:
Research and development	4,841	3,534	2,599	1,901
General, administrative and marketing	3,170	3,379	1,609	1,424
Operating income (loss)	(7,953)	6,963	(4,185)	(3,063)
Financial income (expenses), net	(192)	123	(100)	25
Net income (loss) for the period	$(8,145)	$7,086	$(4,285)	$(3,038)
Basic net income (loss) per ordinary share	$(0.74)	$0.76	$(0.39)	$(0.3)
Diluted net income (loss) per ordinary share	$(0.74)	$0.58	$(0.39)	$(0.3)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	10,935,611	9,315,817	11,086,481	10,201,231
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	10,935,611	12,173,715	11,086,481	10,201,231

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital and warrants	Currency translation differences	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AT JANUARY 1, 2021	6,963,838	$2,933	$75,547	$(969)	$(73,034)	$4,477
CHANGES DURING THE PERIOD:
Issuance of ordinary shares and warrants, net of issuance costs of $3.2M	2,250,000	1,035	31,758	-	-	32,793
Exercise of options	27,142	13	97			110
Exercise of warrants, net of issuance costs of $51	1,017,149	467	3,551	-	-	4,018
Share-based compensation	-	-	954	-	-	954
Comprehensive profit	-	-	-	-	7,086	7,086
BALANCE AT JUNE 30, 2021	10,258,129	$4,448	$111,907	$(969)	$(65,948)	$49,438

BALANCE AT JANUARY 1, 2022	10,722,024	$4,664	$114,223	$(969)	$(72,797)	$45,121
CHANGES DURING THE PERIOD:
Exercise of options	39,457	18	156	-	-	174
Exercise of warrants	325,000	149	1,151	-	-	1,300
Share-based compensation	-	-	1,055	-	-	1,055
Comprehensive loss	-	-	-	-	(8,145)	(8,145)
BALANCE AT JUNE 30, 2022	11,086,481	$4,831	$116,585	$(969)	$(80,942)	$39,505

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital and warrants	Currency translation differences	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AT APRIL 1, 2021	9,914,740	$4,290	$110,238	$(969)	$(62,910)	$50,649
CHANGES DURING THE PERIOD:
Exercise of options	1,240	1	6	-	-	7
Exercise of warrants, net of issuance costs of $17	342,149	157	1,194	-	-	1,351
Share-based compensation	-	-	469	-	-	469
Comprehensive loss	-	-	-	-	(3,038)	(3,038)
BALANCE AT JUNE 30, 2021	10,258,129	$4,448	$111,907	$(969)	$(65,948)	$49,438

BALANCE AT APRIL 1, 2022	11,086,481	$4,831	$115,991	$(969)	$(76,657)	$43,196
CHANGES DURING THE PERIOD:
Share-based compensation	-	-	594	-	-	594
Comprehensive loss	-	-	-	-	(4,285)	(4,285)
BALANCE AT JUNE 30, 2022	11,086,481	$4,831	$116,585	$(969)	$(80,942)	$39,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Income (loss)	$(8,145)	$7,086
Adjustments for:
Depreciation and amortization	501	352
Gains from Short term cash deposits	(87)	(74)
Share-based compensation to employees and consultants	1,055	954
Exchange differences on cash and cash equivalents	727	13
Financial Income related to financial instruments	-	(28)

Changes in operating asset and liability items:
Decrease in trade receivables	261	553
Decrease (increase) in inventories	(275)	322
Increase in other receivables	(170)	(740)
Decrease in operating right of use assets	220	188
Decrease in trade payables	(274)	(100)
Decrease in lease liabilities	(643)	(272)
Decrease in accrued liabilities and other payables	(305)	(309)
Decrease in deferred revenues	(32)	(207)
Net cash provided by (used in) operating activities	(7,167)	7,738
Cash flows from investing activities:
Capitalization of intangible assets	(12)	(82)
Purchase of property and equipment	(678)	(365)
Repayment of a short term deposits	50,238	-
Investment in short term deposits	(20,000)	(30,000)
Net cash provided by (used in) investing activities	29,548	(30,447)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743
Exercise of options and warrants into shares	1,474	4,128
Net cash provided by financing activities	1,474	36,871
Exchange differences on cash and cash equivalents and restricted deposits	(727)	(13)
Net increase in cash and cash equivalents and restricted deposits	23,128	14,149
Cash and cash equivalents and restricted deposits at the beginning of the year	13,374	3,526

Cash and cash equivalents and restricted deposits at the end of the year	$36,502	$17,675

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2022	2021
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Obtaining right of use assets in exchange for a lease liability	59	184
Classification of issuance costs liability to equity	-	50

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	36,290	17,485
Restricted deposits (including long term)	212	190
Total cash and cash equivalents and restricted deposits	$36,502	$17,675

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

Note 1 - NATURE OF OPERATIONS:

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and  (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively). In November 2021 CollPlant Ltd established CollPlant Inc., a wholly owned subsidiary in the United States. As of June 30, 2022, CollPlant Inc has not commenced operation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by US GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2022, the consolidated results of operations, changes in shareholders’ equity for the three and six-month periods ended June 30, 2022 and cash flows for the six-month periods ended June 30, 2022 and 2021.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2021, as filed in the Annual Report on Form 20-F on March 24, 2022. The condensed consolidated balance sheet data as of December 31, 2021 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2021 but does not include all disclosures required by US GAAP for annual financial statements.

The results for the six-month period ended June 30, 2022 are not necessarily indicative of the results expected for the year ending December 31, 2022.The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2021, contained in the Company’s Annual Report have been applied consistently in these unaudited interim condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies and its Subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into six broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued expenses and other liabilities approximates their fair value. The carrying amount of the derivatives liability are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial.

e.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include options and warrants exercisable into 3,074,715 shares and 3,282,091 shares for the three months periods and 3,074,715 and 415,854 shares for the six months periods ended June 30, 2022 and 2021, respectively, because the effect would be anti-dilutive.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

f.	Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company evaluated that the impact of the new guidance on its consolidated financial statements is immaterial.

NOTE 3 –INVENTORY:

a.	Inventories at June 30, 2022 and December 31, 2021 consisted of the following:

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Work in progress	$761	$693
Finished goods’	595	388
Total inventory	$1,356	$1,081

b.

During the six and three months period ended June 30, 2022, the Company recorded approximately $23 and $6 for write-down of inventory under cost of goods sold, respectively.

During the six and three months period ended June 30, 2021, the Company recorded approximately $169 and $127 for write-down of inventory under cost of goods sold, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 4 – SHARE CAPITAL:

a.	Changes in share capital

1.	On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000. The total issuance costs accumulated to $3,200.

2.	On February 28, 2021 the Company completed the second closing of the Sagy Agreement, as defined below, which occurred after the Company executed the Development, Exclusivity and Option Products Agreement with AbbVie (see note 5), and the following occurred: (i) Ami Sagy transferred the Company an amount of $1,000 by way of an equity investment, and (ii) the Company issued to Ami Sagy 250,000 ADSs representing 250,000 ordinary shares and warrants to purchase up to 250,000 ADSs representing 250,000 ordinary shares.

The Sagy Agreement is part of a financing agreement which was signed on August 30, 2019, with Mr. Sagy and certain U.S. investors for the issuance of shares and warrants. The total return to the Company against the shares amounted to $6,500. Mr. Sagy, the Company’s largest shareholder provided an amount of $3,000 in two tranches, (i) $2,000 at the first closing in September 3, 2019 and (ii) $1,000 at the second closing, as noted above.

b.	Share-based compensation:

Option plan

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 par value. The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

Grants to employees are made in accordance with the Option Plan, and are carried out within the provisions of Section 102 of the Israel Income Tax Ordinance. In accordance with the track selected by the Company and these provisions, the Company is not entitled to claim a tax deduction for the employee benefits.

For those who are not employees of the Company, and for the Company’s controlling shareholders (as defined in the Income Tax Ordinance) options are granted in accordance with section 3(I) of the Income Tax Ordinance.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 4 – SHARE CAPITAL (continue):

2)	Options grants

In the six months ended June 30, 2022 and 2021, the Company granted options as follows:

	Six months ended June 30, 2022
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	398,000	9.22	4 years	10 years
Directors	217,000	9.22	4 years	10 years

	Six months ended June 30, 2021
	Number of options granted	Exercise price range	Vesting period range	Expiration
Employees	76,500	$12.78- 13.08	4 years	10 years

The fair value of options granted to employees during the six months ended June 30, 2022, and 2021 was $3,511 and $600 respectively.

The fair value of options granted to employees on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2022	2021
Value of ordinary share	$9.07-9.22	$11.9-$13.93
Dividend yield	0%	0%
Expected volatility	67.28%-67.95%	65.36%-66.49%
Risk-free interest rate	1.72%-3.03%	0.64%-1.06%
Expected term	6.11 years	6.11 years

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share amounts)
(UNAUDITED)

NOTE 4 – SHARE CAPITAL (continue):

2)	The following table summarizes the number of options granted to employees under the Option Plan for the six months period ended June 30, 2022:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	1,220,694	$7.71
Granted	615,000	9.22
Exercised	(39,457)	4.42
Forfeited or expired	(10,938)	10.49
Options outstanding at the end of the year	1,785,299	$8.14
Options exercisable at the end of the year	819,651	$6.5

The following table summarizes the number of options granted to non-employees under the Option Plan for the six months period ended June 30, 2022:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	15,416	$16.04
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Options outstanding at the end of the year	15,416	$16.04
Options exercisable at the end of the year	9,141	$9.64

3)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
	U.S. dollars in thousands		U.S. dollars in thousands
Cost of revenue	$2	$42	$2	$18
Research and development	374	378	173	219
General, administrative, and marketing	647	542	400	246
	$1,023	$962	$575	$483

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 5 – Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “Development Agreement”) with AbbVie, pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the Development Agreement, CollPlant agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Development Agreement. Prior to the second anniversary of the Development Agreement, AbbVie may elect to have CollPlant undertake additional projects for the development of a more concentrated rhCollagen that meets or exceeds certain specifications.

Pursuant to the Development Agreement, CollPlant granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the Development Agreement, CollPlant granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant’s rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products”. Other than under the Development Agreement, CollPlant agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Development Agreement or grant any third party any rights to CollPlant’s rhCollagen technology that would conflict with rights granted to AbbVie.

The Development Agreement provides that later on CollPlant and AbbVie will enter into a supply agreement whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was paid in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, CollPlant shall be entitled to receive up to $53,000, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie. The $53,000 in proceeds includes a one-time non-refundable payment of $6,000 upon signing a definitive agreement with regard to the injectable breast implant product; a one-time non-refundable payment of $4,000 for signing a definitive agreement with regard to the photocurable dermal filler product; and up to an additional $43,000 payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones. Unless earlier terminated, the Development Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 5 – Development, Exclusivity and Option Products Agreement (continue):

Following expiration (unless earlier terminated), the rights granted to AbbVie in the Development Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis.

The Development Agreement may be terminated early by either party for material breach or bankruptcy. In addition, AbbVie may terminate the Development Agreement at any time immediately upon written notice to CollPlant if AbbVie reasonably believes that it is not advisable for AbbVie to continue to develop or commercialize the Exclusive Products under the Development Agreement as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice, for any or no reason, with respect to its rights under the Agreement on an Exclusive Product-by-Exclusive Product or country-by-country basis.

NOTE 6 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
Revenues from licensing agreement (See note 5)	$-	$14,000	$-	$-
Revenues from the sales of goods	132	1,145	66	691
Revenues from rendering of services	-	46	-	-
Total revenues	$132	$15,191	$66	$691

b.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
United states and Canada	$74	$14,603	$41	$193

Europe and others	58	588	$25	498

Total	$132	$15,191	$66	$691

c.	Revenue recognized in the reporting period that was included in the deferred revenues balance at the beginning of the period is $32 for the six months period ended June 30, 2022 and $207 and $164 for the six and three months period ended June 30, 2021, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share amounts)
(UNAUDITED)

NOTE 6– SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continue):

d.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,						Three months ended June 30,
	2022			2021			2022			2021

Customer A	$	*	)		$14,364			$9			$161

Customer B		$-		$	*	)		$-			$440

Customer C		$64		$	*	)		$32			$-

Customer D		$37		$	*	)	$	*	)	$	*	)

*)	Less than 10%.